MAXWELL TECHNOLOGIES, INC.

9244 Balboa Avenue

San Diego, CA 92133

September 15, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Maxwell Technologies, Inc. (the “Company”)
Registration Statement on Form S-3 Filed June 23, 2006
File No. 333-135249

Ladies and Gentlemen:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 for Maxwell Technologies, Inc. so that such Registration Statement will be declared effective at 1:00 p.m., Eastern Daylight Time, on September 19, 2006, or as soon thereafter as practicable.

Sincerely,

MAXWELL TECHNOLOGIES, INC.

By:	/s/ Richard D. Balanson
Richard D. Balanson
Chief Executive Officer